EXHIBIT 99.1

26601 W. Agoura Road
Calabasas, California 91302 USA
Tel: 877.FOR.IXIA
www.ixiacom.com
June 23, 2008
Dear Ixia Employees,
At the present time, a large number of Ixia stock options granted under the Company’s Amended and Restated 1997 Equity Incentive Plan and held by our current employees are “underwater,” that is the option exercise price exceeds, sometimes significantly, the current value of our stock price. The Company’s Board of Directors recently approved a stock option exchange program, subject to shareholder approval. At the Ixia 2008 Annual Meeting of Shareholders held in late May, the shareholders voted to approve, among other things, a one-time stock option exchange program for the Company’s employees and authorized our Board of Directors, in its discretion, to implement an option exchange program on the terms and conditions described in the Company’s proxy materials for the Annual Meeting.
In early July we expect to provide to eligible option holders for their careful review, written materials explaining in detail how the option exchange program works. Representatives of the Company will then meet with employees to explain the option exchange program and answer any questions that they may have. There is no action that you must take before we distribute these materials in order for you to participate in the stock option exchange program. After the option exchange materials have been made available, optionees will have approximately 30 days to decide whether to participate in the option exchange program. Optionees who are on vacation during this 30-day period will need to plan accordingly.
Under applicable securities laws, the proposed option exchange program may be a “tender offer,” and the Company must limit its discussions and communications concerning the program until such time as the tender offer materials describing the exchange offer are distributed. Accordingly, holders of stock options should wait until they receive and review these materials before making their decision as to whether they wish to participate in the stock option exchange program, and their decision should be based solely on their review of the tender offer materials.
Please note that even though the Company’s shareholders have approved the stock option exchange program, the Board of Directors retains the authority, in its discretion, not to commence the program and to terminate or postpone the program after it has been commenced.
PLEASE ALSO NOTE THAT THIS COMMUNICATION IS NEITHER AN OFFER TO YOU NOR A SOLICITATION OF AN OFFER FROM YOU TO PARTICIPATE IN THE STOCK OPTION EXCHANGE PROGRAM. WHEN ADDITIONAL MATERIALS REGARDING THE PROGRAM BECOME AVAILABLE, EMPLOYEES ELIGIBLE TO PARTICIPATE IN THE PROGRAM SHOULD READ THEM CAREFULLY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROGRAM. THESE MATERIALS WILL INCLUDE A TENDER OFFER STATEMENT AND WILL BE AVAILABLE FREE OF CHARGE ON THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT www.sec.gov, ON IXIA’S WEBSITE AT www.ixiacom.com AND BY CONTACTING RON BUCKLY, IXIA’S CORPORATE SECRETARY, AT 26601 WEST AGOURA ROAD, CALABASAS, CALIFORNIA 91302, TELEPHONE (818) 444-3131.
Thank you.